

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 22, 2015

Yilu Zhao
Chief Financial Officer
Qunar Cayman Islands Limited
17th Floor, Viva Plaza, Building 18, Yard 29,
Suzhou Street, Haidian District
Beijing 100080
The People's Republic of China

       Re: Qunar Cayman Islands Limited
             Form 20-F for the Fiscal Year Ended December 31, 2014
             Filed April 29, 2015
             File No. 001-36144

Dear Ms. Zhao:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely

                        /s/ Kathleen Collins

                        Kathleen Collins
                        Accounting Branch Chief
                        Office of Information Technologies
                        and Services